March 20, 2019

Thomas J. Murphy
President, Chief Executive Officer and Director
Arrow Financial Corporation
250 Glen Street
Glens Falls, NY 12801

       Re: Arrow Financial Corporation
           Registration Statement on Form S-3
           Filed March 18, 2019
           File No. 333-230360

Dear Mr. Murphy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services